FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:                      December , 2002

Commission File Number:       SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186, Vancouver, B.C. V7X 1K8 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F    X    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

PMU News Release #02-17
TSX, AMEX Symbol PMU	December 3, 2002

LATEST DRILL RESULTS FROM THE EL DORADO PROGRAM AND
UPDATE ON THE DENTON-RAWHIDE MINE

Pacific Rim Mining Corp. is pleased to announce the latest drill results from its ongoing diamond drill program on the El Dorado project, El Salvador. Results have been received for 6 new drill holes; P02-221 through 226, as presented in the following table.

A drill plan map is available at our website www.pacrim-mining.com

About the Drill Results, Surface Work and New Targets

P02-222 was drilled 150 meters north of P02-203 (1.2 m averaging 31.9 g/t Au) on the Rosario vein and intersected 0.25 meters averaging 6.24 g/t Au. The hole was designed to cross the Varicose vein en route to Rosario. Here, the vein was 0.55 meters wide averaging 12.73 g/t Au. P02-224 was collared 170 meters south of P02-203, also on the Rosario vein, and averaged 6.23 g/t Au over a true width of 0.84 meters. P02-226 was drilled 170 meters north of P02-222 on the Rosario vein and averaged 7.33 g/t Au over a width of 2.1 meters. In addition, several sub-parallel veins were intersected to the west of Rosario. P02-223 was collared 300 meters north of P02-219 on the Nueva Esperanza vein. A wide vein filling was intersected but assays were less than the 6.0 g/t Au cutoff.

Drilling is currently focused on infilling the south Minita/Portrero vein systems. The rainy season has subsided and surface field work, aimed at discovering additional vein targets, is underway on the eastern part of the Central District and will be heading north toward the Coyatera vein in the near future.

“To date, our drill program at El Dorado has focused on wide-spaced scout drilling a large number of veins around the Minita resource,” explains Tom Shrake, CEO. “We have identified three encouraging areas with this approach and we have now switched to follow-up drilling these areas. Scout drilling of additional veins at El Dorado will continue in the coming months. The eastern, northern and southern areas of the project represent excellent blue sky and will be the focus of surface mapping and trench sampling in the upcoming dry season (January through June). Following the infill drilling at El Dorado, the drills will be moved to the La Calera project, where we are eager to follow up on the very intriguing surface gold results documented to date.”

La Calera Project

Pacific Rim has initiated a program on the La Calera project, with trench sampling, mapping and drill target definition planned for early in the new year. Drill testing of the Rosa vein system is planned for the first quarter of 2003. A 200 meter segment of the Rosa vein has been sampled with 8 trenches across the 2 meter wide vein. The weighted average of the samples collected from these trenches is 12.7 g/t Au, with individual sections returning up to 38.6 g/t gold over 2 meters.

Update on the Rawhide Mine, Nevada

Pacific Rim’s 49% owned Rawhide Mine (non-operating interest) has been recently experiencing production shortfalls. As a result, Pacific Rim’s 2002/2003 cash flows and earnings will be negatively impacted. The extent of the impact will depend upon results in the upcoming quarter. A number of issues are believed to have resulted in the shortfall including unexpected production interruptions, and the addition to the heap pad of materials with slower recoveries than expected. Many of these issues are considered short term and have already been addressed.

In addition, as a result of the shortfall Pacific Rim has hired an independent consultant to evaluate recoveries from the Rawhide mine as provided in the mine plan. The objective is to assess the recent shortfall as well as the long-term production from the heap leach operation, now in the residual leach phase. Internally, Pacific Rim believes the pro forma cash flows from the mine plan may be aggressive in their timing. It appears that the rate of recovery is slower than previously projected in the mine plan and cash flows may take longer to realize. It also appears that the mine is likely to produce more ounces than originally planned, albeit at a slower pace. Once the independent consultant’s report has been received, Pacific Rim will be in a position to update what its expected share of Rawhide’s future cash flow will be.

The Rawhide Mine is located in Mineral County, Nevada. Kennecott owns 51% and is the operating manager of the mine. Pro forma production and cash flows have been taken directly from the mine plan. The operation only recently ceased mining and is in the process of crushing and stacking a low-grade stockpile. This phase of the operation will continue through the end of May, 2003 at which time costs will be significantly reduced and largely limited to the pumping and processing of the heap solutions.

About El Dorado

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a “Productive Interval” that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins (Minita and Coyotera) have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization. The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of gold and 2.5 million ounces of silver.*

NI 43-101 Disclosure

*Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR.

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to future gold prices, future production from Denton-Rawhide, the expected size and focus of the Company’s current drill program, the controls on mineralization, and the potential for discovering additional gold mineralization.

The TSE and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date:	December 3, 2002	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary